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                                                                    EXHIBIT 99am

                         [LOGO OF ZENITH APPEARS HERE]


                             Headquarters Facility
                                   Plant #31
                                   Evaluation




                                  Prepared By:



                      [LOGO OF ANSIGNIA/ESA APPEARS HERE]

                            1 North Franklin Street
                                   Suite 2300
                         Chicago, Illinois  60606-3421
                                 (312) 332-0100
                               Fax (312) 332-0190


                                 February, 1998
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                         [LOGO OF ZENITH APPEARS HERE]

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TABLE OF CONTENTS

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1.  EXECUTIVE SUMMARY

2.  OFFICE USER/BUYER VALUE

3.  REAL ESTATE INVESTOR

4.  REIT SALE/LEASEBACK
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                         [LOGO OF ZENITH APPEARS HERE]

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EXECUTIVE SUMMARY

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OVERVIEW

The purpose of the enclosed report is to provide a preliminary overview of the alternative solutions and respective value ranges Insignia/ESG believes apply to the Zenith facility at 1000 N. Milwaukee Ave. in Glenview, IL. hereinafter referred to as the Facility. The enclosed review is pursuant to a request from Mr. Richard Vitkus and represents a rough estimate based on a preliminary review of market sale comparables and a tour of the facility itself.

PROPERTY DESCRIPTION

Improvements:  The subject is a seven story office building with approximately
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526,266 square feet and an eighth floor penthouse, built in 1974.  There is parking for 1,083 cars resulting in a ratio of 2.1 per 1,000 square feet of nra. There are 6 passenger and 1 freight elevator, or one per 87,700 square feet of nra. Roof and mechanical systems are original.

Land - Lot 2: "Lot 2" is the common reference for the site. It contains
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approximately 39.821 acres and is Zoned I-1 which allows business, office and professional type uses including the existing use. Access is provided by Zenith Dr. which intersects with Milwaukee Avenue at a lighted intersection. There is no frontage along Milwaukee as two additional lots, referred to as Lots 3 & 4, owned by Town & Country Homes, creates a buffer between Milwaukee Ave. and the Facility. There is approximately 1,400 feet of frontage along the I-294. There is the potential to construct additional office space on the site.
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                         [LOGO OF ZENITH APPEARS HERE]

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EXECUTIVE SUMMARY
(Cont'd)

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PROPERTY TOUR CONCLUSIONS
Several of us have toured the facility many times and agree on the following conclusions as it relates to a purchaser's analysis and the salability of the subject.

Positives:  Foremost, property fundamentals are very strong.  The location in
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Glenview near the hotel and other office properties is very good.  Surrounding population density, income and housing stock have helped to keep demand for
office space high.  Second,   visibility along the Tri-State Tollway is
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excellent.  The building is very prominent and maintains a high profile for any tenant whose name or address reflects that of the subject.  Third, access, is
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very good.  There is a lighted interchange directly into the subject on
Milwaukee Avenue, a major artery. In addition, proximity to Willow Rd.'s full interchange with I-294 makes accessibility practical for a wide range of suburbs. The building's layout within the site is practical and somewhat
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flexible given the amount of land available to create solutions for shortfalls that might arise based on tenant use. The potential to build an additional building on this site is high as well.

Challenges:  The challenges we noted include Floor plates  which are less than
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optimal given the large size and off-center core configuration.  These large floor plates result in a lower overall rental rate for underwriting. Secondly, existing build-out and finishes which are not reusable and will need to be
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gutted, result in an increase of initial tenant build out costs.  Finally, the parking ratio of 2.1/1,000 sfnra is below the desired standard of 4 per thousand. We believe capacity can be increased because of the parcel size, reducing the impact of the problem. In addition, buyers will plan for capital expenditures on the roof, mechanical systems and the parking lot, as all are original and near the end of their useful life.
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                         [LOGO OF ZENITH APPEARS HERE]

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EXECUTIVE SUMMARY
(Cont'd)

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Values

Our approach to value is based on the analysis of three different buyer profiles and their respective motivations. Value estimates are different for each, as are various other pro's and con's, such as timing and ability to close. We have enclosed a chart that summarizes the differences for each later in this section

Office User:             $30mm to $33mm
Real Estate Investor:    $27mm to $30mm
Sale/Lease Back:         $25mm to $33mm

Environmental

All of our conclusions are exclusive of any environmental considerations. We understand there is some hesitancy to proactively investigate the possibility of contaminants, however if Zenith proceeds to a sale, we recommend that a thorough investigation be done prior to going to market.

All buyers will undertake an investigation prior to committing funds. We believe it would be a negotiating disadvantage to have such a buyer in possession of more data than us and to be in a position of educating us on our own site. In addition, there may be logical proactive steps to take prior to a sale that can save costs and limit the concern by a buying group.
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                         [LOGO OF ZENITH APPEARS HERE]

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EXECUTIVE SUMMARY
(Cont'd)
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Comment

The results of our investigation as described in this report have been done with "conceptual" conversation only. At no time have we disclosed Zenith's name or the specific location of the Facility. We have treated this assignment as a confidential investigation for the purposes of assisting in your strategic planning. Our conclusions and recommendations can be further refined at a time when third parties can evaluate the facility directly for feedback.
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                         [LOGO OF ZENITH APPEARS HERE]

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OFFICE
USER/BUYER

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PROFILE
The Office User Buyer is one that will assume the space for their own use and will have a match between their desired corporate image and that which the building provides. Marketing will include flyers direct to corporations, not necessarily known for real estate acquisitions as a typical form of investment. Value is harder to estimate for this profile because of the intangible amount they are willing to pay if the building fits their vision for a corporate
presence.   We have included the sale comparables in this section to provide an idea of the range of prices paid in the market place and the detailed descriptions of the corresponding buildings.

Please note that the comparable sales are leased, income producing properties of similar quality. In addition, the subject is assumed to be vacant upon sale. The price range from the comparable sale information is $72.36 psf to $133.32 psf, with the most competitive buildings in the $72.00 to $93.00 psf range. Because of the Facility's unoccupied status at the time of sale, we believe the most appropriate range is closer to $57.00 to $63.00 psf for this buyer profile.
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TIMING
12 to 24 months. This is the longest lead time of any buyer profile we have identified. It is a needle in the haystack challenge. This group is generally not experienced in this type of real estate transaction which can raise certain issues regarding their ability to close.
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                         [LOGO OF ZENITH APPEARS HERE]

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OFFICE
USER/BUYER (Cont'd)

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Price
$30mm to $33 mm. There is usually no costs for carry and lease up risk. A premium may be achieved for intangible value.

Summary
     Higher sale price
     Ability to close may be an issue
     Longest marketing time
     Finite group of buyers
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                         [LOGO OF ZENITH APPEARS HERE]

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REAL ESTATE
INVESTOR

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Profile

The real estate investor is the most logical and well capitalized buyer profile for the Facility. They will underwrite market rents, lease up risk, tenant improvement costs and required capital items plus a return to determine the price they can pay. There are a number of qualified buyers that we can approach who will be interested in pursuing the transaction. Our analysis is similar to theirs and is included herein.

Timing

Approximately 6 months.

Price

$27 mm to $30mm


Summary

     Competitive sale price
     Reasonable marketing time
     Greater Universe of Buyers
     Qualified Ability to Close

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                         [LOGO OF ZENITH APPEARS HERE]

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REIT SALE/LEASEBACK

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Profile

There are a number of publicly traded Real Estate Investment Trusts (REIT's) that might consider a sale/leaseback transaction supported by Zenith's credit (with corporate guarantee) on the lease. They are well capitalized all cash buyers that can act quickly.

Timing

6 to 12 months.

Price

$25 mm to $33 mm.   Price is a function of yield to the buyer and rental rates offered per the lease. Conceptually, we expect that this market will dictate that parameters such as rent and purchase price per square foot be consistent with market levels so that justification for the acquisition can be substantiated both by Zenith's credit and the reasonableness of releasing the facility at "market" rates to recoup the investment if Zenith fails. The later argument is usually subordinate to the reliance on the tenant and their credit to pay rent.

Summary

     Highest Price
     Operating Expenses Remain with Zenith
     Well Capitalized Universe of Buyers
     Long term commitment to the property by seller.